SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2007

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: April 27, 2007	By:	/s/ Rong Guangdao
	Name:	Rong Guangdao
	Title:	Chairman

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(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Resolutions of the 19th Meeting of the Fifth Session of the Board of Directors

The Company and all members of the board of directors warrant that the information contained in this announcement is truthful, accurate and complete, and jointly accept full responsibility for any false presentations or misleading statements contained in, or material omissions from, this announcement.

The directors were informed on the convening of the 19th meeting of the fifth session of the board of directors of Sinopec Shanghai Petrochemical Company Limited (the “Company”) (the “Meeting”) via facsimile and mail on 12 April 2007. The Meeting was held on 26 April 2007 by means of correspondence. Of the 12 directors entitled to attend the Meeting, 12 of them attended the Meeting. Supervisory Committee members and the senior management of the Company attended the Meeting. The Meeting complied with the requirements of the PRC Company Law and the articles of association of the Company. Mr. Rong Guangdao, Chairman of the Company, presided over the Meeting. The Meeting considered and approved the following resolutions:

Resolution 1	The 2007 first quarterly report; the authorization given to the secretary to the board of directors (the “Board”) to submit the report to the Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited and the New York Stock Exchange; and the announcement of the first quarterly report after 4:15 p.m. on 26 April 2007 and the publication of the report in designated newspapers of Hong Kong and Shanghai on 27 April 2007 were considered and approved (with 12 votes in favor, 0 vote against, 0 abstention);

Compared to the first quarter of 2006, the crude oil processing cost of the Group decreased in the first quarter of 2007. Meanwhile, the selling prices of most products increased. Accordingly, there was a significant growth in its overall 2007 first quarterly results as compared to the same period last year. The Board estimates that under the PRC Accounting Rules and Regulations, the net profit of the Group for the six months ending 30 June 2007 will turn from a net loss to a net profit as compared to same period last year (for the six months ended 30 June 2006, the net profit of the Group in accordance with the PRC Accounting Rules and Regulations was RMB-27,560).

Resolution 2	The submission of the 20-F to the Securities and Exchange Commission of the USA and the submission of the relevant information in respect of the Board meeting to the New York Stock Exchange were considered and approved (with 12 votes in favor, 0 vote against, 0 abstention);

Resolution 3	The amendments to the accounting policies and adjustments to the accounting estimates of the Company were considered and approved (with 12 votes in favor, 0 vote against, 0 abstention);

Pursuant to relevant regulations including the “Accounting Standards for Enterprises” announced by the PRC Ministry of Finance on 15 February 2006 and with reference to the actual situation of the Company, the Company has amended its existing major accounting policies as the basis and principles of the Company’s accounting work.

4

Resolution 4	The amendment to the relevant article of the Articles of Association of the Company was considered and approved (with 12 votes in favor, 0 vote against, 0 abstention);

Details of the resolution are as follows:

Article 12 of the Articles of Association stipulates that:

“The Company’s scope of business shall be based on the projects approved by the Company’s registration authorities.

The Company’s scope of business includes: crude oil processing, oil products, petrochemical products, synthetic fibres and monomers, plastics and plastic products, raw materials and products for knitting, catalyst preparation and spent solvent reclamation, supply of electricity, heat energy, water and gas, water processing, loading and unloading on railways, river transport, terminals, storage, design, research and development, “Four Technologies” services.”

The article is proposed to be amended as follows:

“The Company’s scope of business shall be based on the projects approved by the Company’s registration authorities.

The Company’s scope of business includes: crude oil processing, oil products, petrochemical products, synthetic fibres and monomers, plastics and plastic products, raw materials and products for knitting, catalyst preparation and spent solvent reclamation, supply of electricity, heat energy, water and gas, water processing, loading and unloading on railways, river transport, terminals, storage, design, research and development, “Four Technologies” services, property management, leasing, education, media, advertisement production, advertisement publication.”

Resolution 5	2006 Annual General Meeting to be held at 9:00a.m. at Pine City Hotel, 8 Dongan Road, Shanghai on 19 June 2007 was considered and approved (with 12 votes in favor, 0 vote against, 0 abstention).

The notice of Annual General Meeting will be published later.

Resolution 6	The mandate to authorise the President to sell, when the opportunity arises, no more than 50% of the shares of Shanghai Pudong Development Bank Co., Ltd. (“Pudong Development Bank”) held by the Company within year 2007 was approved (with 12 votes in favor, 0 vote against, 0 abstention).

The Company holds an aggregate of 20,485,075 shares in Pudong Development Bank with a book value of RMB15,000,000. Such shares represent 0.52% of the total share capital of Pudong Development Bank and will become available for listing and circulation by May 2007.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, 26 April 2007

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Shi Wei, Li Honggen and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

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`

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

2007 First Quarterly Report

This announcement is published simultaneously in Shanghai pursuant to the Rules Governing Listing of Stocks on Shanghai Stock Exchange and in Hong Kong pursuant to the disclosure obligations under Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1	IMPORTANT INFORMATION

1.1	The Board of Directors (the “Board”) and Supervisory Committee of Sinopec Shanghai Petrochemical Company Limited (the “Company” or “SPC”) as well as its directors, supervisors, senior management warrant that there are no material omissions from, or misrepresentation or misleading statement contained in this report, and severally and jointly accept full responsibility for the truthfulness, accuracy and completeness of the information contained in this report.

1.2	All of the Company’s directors attended the Board meeting.

1.3	The financial statements of the Company’s first quarterly report have not been audited.

1.4	Mr. Rong Guangdao, Chairman and President of the Company, Mr. Han Zhihao, Director and Chief Financial Officer overseeing the accounting operations and Mr. Hua Xin, Finance Manager (Accounting Chief) in charge of the Accounting Department make representations in respect of the truthfulness and completeness of the financial statements contained in this quarterly report.

2	BASIC INFORMATION OF THE COMPANY

2.1	Major Accounting Data and Financial Indicators

Currency: RMB

	As at the end of the reporting period	As at the end of the previous year	Increase/(decrease) as compared to the end of the previous year (%)
Total assets (‘000)	29,594,453	28,098,679	5.32
Shareholders’ equity (excluding minority interests) (‘000)	20,478,109	19,412,895	5.49
Net assets value per share (RMB)	2.844	2.696	5.49

	From the beginning of the year to the end of the reporting period	Increase/ (decrease) as compared to the same period of the previous year (%)
Net cash flow from operating activities (‘000)	785,219	—
Net cash flow per share from operating activities (RMB)	0.109	—

	The reporting period	From the beginning of the year to the end of the reporting period	Increase/ (decrease) as compared to the same period of the previous year (%)
Net profit attributable to equity shareholders of the company (‘000)	1,065,214	1,065,214	—
Basic earnings per share (RMB)	0.148	0.148	—
Diluted earnings per share (RMB)	0.148	0.148	—
Return on net assets (%)	5.202	5.202	Increase 6.013 percentage points
Return on net assets excluding non-recurring items (%)	5.327	5.327	Increase 6.170 percentage points

Non-recurring items	From the beginning of the year to the end of the reporting period
(‘000)
Loss on disposal of long-term equity investments	-7,659
Non-operating expenses (excluding normal provisions on assets provided in accordance with PRC Accounting Standard for Business Enterprises)	-26,466
Reversal of the impairment provisions on assets which had been provided in prior years	49
Non-operating income	3,996
Income tax effect	4,512
Total	-25,568

2.2	Number of shareholders at the end of the reporting period and top ten shareholders (share segregation reform not yet completed)

Unit: share

Number of shareholders at the end of the reporting period (unit)	107,002

Top ten holders of shares in circulation

Name of Shareholder (in full)	Number of shares in circulation held at end of the reporting period	Type of shares
HKSCC (Nominees) Ltd.	1,925,543,401	Overseas listed foreign shares
Hong Kong & Shanghai Banking Corporation (Nominees) Limited	356,774,000	Overseas listed foreign shares
China Construction Bank—Bosera Thematic Sector Equity Securities Investment Fund	12,000,000	RMB-denominated ordinary shares
Industrial and Commercial Bank of China—Zhonghai Energy Strategy Securities Investment Fund	11,685,501	RMB-denominated ordinary shares
Inner Monogolia Chuang-Xin Asset Management Company Limited ( )	10,418,710	RMB-denominated ordinary shares
HKSCC (Nominees) Limited	10,402,000	Overseas listed foreign shares

Name of Shareholder (in full)	Number of shares in circulation held at end of the reporting period	Type of shares
Goldman Sachs Assets Management International—China Fund, Goldman Sachs International	8,219,300	RMB-denominated ordinary shares
China Merchants Bank Co., Ltd.—Shang Zheng Hong Li JiaoYi Xing Kai Fang Shi Securities Investment Fund	6,484,948	RMB-denominated ordinary shares
Industrial and Commercial Bank of China—Shang Zheng 50 Jiao Yi Xing Kao Fang Shi Index Securities Investment Fund	6,452,815	RMB-denominated ordinary shares
Yu-Yang Securities Investment Fund	6,000,000	RMB-denominated ordinary shares

3	IMPORTANT ITEM

3.1	Situation and reasons for the significant changes in the items of accounting statements, financial indicators of the Company

Unit: RMB’000

Item	For the three months ended of 31 March		Increase/ decrease amount	Change	Reasons for change
	2007	2006
				(%)
Operating profit/(losses)	1,261,486	(109,600)	1,371,086	—	A decrease of the cost of crude oil processing and an increase of the prices of the major products as compared to the corresponding period of the previous year
Total profit/(losses)	1,239,016	(126,901)	1,365,917	—
Net profit/(losses)	1,078,490	(136,172)	1,214,662	—
Investment income	225,662	105,371	120,291	114.16	Investment gain from Shanghai Secco Petrochemical Company Limited increased substantially

Unit: RMB’000

Item	31 March 2007	31 December 2006	Increase/ decrease amount	Change	Reasons for change
				(%)
Bills receivable	1,738,163	1,273,233	464,930	36.52	Mainly due to a relatively large decrease in discount amount for bills
Construction in progress	1,249,021	2,009,797	-760,776	-37.85	Mainly due to the completion and commencement of the 380,000 tons/year ethylene glycol project and leading to a transfer of this item into fixed assets
Trade creditors	2,195,870	1,510,688	685,182	45.36	Mainly due to an increase in amounts payable for crude oil purchases

3.2	Reason for the projection of possible losses in accumulated net profit for the period of the beginning of the year to the next reporting period or the warning for possible significant changes as compared to the same period of the previous year.

During the first quarter of 2007, the Group’s crude oil processing cost reported a decrease as compared to the same period of the previous year, while the prices of major products increased as compared to the same period of the previous year. Accordingly, the 2007 first quarterly results reported a substantial growth over the same period of the previous year and it is expected that the Group’s overall results for the period ending 30 June 2007 will turn from a loss to a profit.

4	Appendix

Balance Sheet

31 March 2007

RMB’000 (Unaudited)

	The Group		The Company
Item	At the end of the period	At the Beginning of the year	At the end of the period	At the Beginning of the year
Current assets
Cash at bank and in hand	1,038,792	894,650	628,192	551,693
Bills receivable	1,738,163	1,273,233	1,384,528	980,026
Trade debtors	826,917	624,890	498,018	347,630
Advance payments	287,127	350,895	255,007	328,882
Dividend receivable	274,293	—	267,479	—
Other debtors	137,587	236,227	234,912	241,935
Inventories	4,874,668	4,163,256	4,331,826	3,584,431

Total current assets	9,177,547	7,543,151	7,599,962	6,034,597
Non-current assets
Available-for-sale financial assets	81,119	81,119	66,994	66,994
Long-term equity investments	3,490,259	3,536,402	5,387,456	5,514,488
Investment property	508,101	501,904	580,517	584,248
Fixed assets	14,286,585	13,606,924	12,685,073	11,842,516
Construction in progress	1,249,021	2,009,797	1,244,459	2,006,055
Intangible assets	599,798	605,719	488,988	496,160
Long-term deferred expenses	173,540	185,180	165,841	176,213
Deferred tax assets	28,483	28,483	28,483	28,483

Total non-current assets	20,416,906	20,555,528	20,647,811	20,715,157
Total assets	29,594,453	28,098,679	28,247,773	26,749,754

Liabilities and Shareholder’s equity
Current liabilities
Short-term loans	1,494,801	1,853,692	1,174,801	1,618,692
Bills payable	149,210	42,726	132,790	1,141
Trade creditors	2,195,870	1,510,688	1,530,040	879,972
Receipts in advance	309,282	403,620	232,444	373,774
Employee benefits	106,372	89,458	53,550	39,800
Taxes payable	231,850	269,498	231,870	271,382
Interest payable	43,741	26,386	41,003	26,386
Other payables	487,870	397,382	849,980	604,183
Short-term bonds payable	2,000,000	2,000,000	2,000,000	2,000,000
Current portion of non-current liabilities	432,644	416,645	403,644	383,034

Total current liabilities	7,451,640	7,010,095	6,650,122	6,198,364
Non-current liabilities
Long-term loans	1,039,944	1,063,654	850,000	873,710
Deferred tax liabilities	24,333	24,672	22,648	22,987
Other non-current liabilities	248,850	251,350	248,850	251,350

Total non-current liabilities	1,313,127	1,339,676	1,121,498	1,148,047
Total liabilities	8,764,767	8,349,771	7,771,620	7,346,411
Shareholders’ equity
Share capital	7,200,000	7,200,000	7,200,000	7,200,000

	The Group		The Company
Item	At the end of the period	At the Beginning of the year	At the end of the period	At the Beginning of the year
Capital reserves	2,967,556	2,967,556	2,958,004	2,958,004
Less: Treasury shares
Surplus reserves	4,610,707	4,610,707	4,610,707	4,610,707
Undistributed profits (including dividend declared after the balance sheet date of RMB288,000,000 (2005: RMB720,000,000))	5,699,846	4,634,632	5,707,442	4,634,632

Total equity attributable to equity shareholders of the company	20,478,109	19,412,895	—	—
Minority interests	351,577	336,013	—	—

Total shareholder’s equity	20,829,686	19,748,908	20,476,153	19,403,343
Total liabilities and shareholder’s equity	29,594,453	28,098,679	28,247,773	26,749,754

Income Statements

January to March 2007

RMB’000 (Unaudited)

	The Group		The Company
Item	The reporting period	Corresponding period of the previous year	The reporting period	Corresponding period of the previous year
Operating income	12,844,301	11,532,711	11,425,748	10,533,829
Less: Cost of sales	11,123,462	11,119,760	9,814,781	10,274,213
Sales taxes and surcharges	184,368	164,019	181,851	159,144
Selling expenses	112,775	138,010	88,332	109,056
Administrative expenses	336,900	287,785	291,936	233,754
Financial expenses	51,021	38,108	42,774	27,869
Asset impairment losses	(49)	—	—	—
Add: Investment income	225,662	105,371	230,565	139,565
Including: Investment income from associates and joint ventures	233,321	79,842	228,742	77,996

Operating profit/(losses)	1,261,486	(109,600)	1,236,639	(130,642)
Add: Non-operating income	3,996	9,026	3,002	648
Including: Income from disposal of non-current assets	16	1,181	—	576
Less: Non-operating expenses	26,466	26,327	18,358	21,768
Including: Net loss from disposal of non-current assets	5,091	803	3,623	—

Total profit/(losses)	1,239,016	(126,901)	1,221,283	(151,762)
Less: Income tax	160,526	9,271	148,473	378

Net profit/(losses)	1,078,490	(136,172)	1,072,810	(152,140)

Net profit/(losses) attributable to equity shareholders of the company	1,065,214	(152,140)	1,072,810	(152,140)
Minority interests	13,276	15,968	—	—

	1,078,490	(136,172)	1,072,810	(152,140)

Earnings per share
(a) Basic earnings per share	0.148	-0.021	0.149	-0.021

(b) Diluted earnings per share	0.148	-0.021	0.149	-0.021

Note:	Effective from 1 January 2007, the Company implemented the Accounting Standard for Business Enterprises (the “New Accounting Standards”) announced by the Ministry of Finance in 2006. The Company has made retrospective adjustments for the accounting policy changes (mainly the capitalisation of ordinary borrowing costs) caused by the implementation of the New Accounting Standards. The retrospective adjustments led to a RMB2.143 million decrease in the Company’s net loss attributable to equity shareholders of the parent company for the three months ended 31 March 2006.

Cash Flow Statements

January to March 2007

RMB’000 (Unaudited)

	The Group		The Company
Item	The reporting period	Corresponding period of the previous year	The reporting period	Corresponding period of the previous year
Cash flows from operating activities
Cash received from sale of goods and rendering of service	14,367,290	13,212,128	12,660,917	11,958,580
Refund of taxes and levies	5,362	3,226	—	—
Other cash received relating to operating activities	15,928	32,177	13,755	29,491

Sub-total of cash inflows	14,388,580	13,247,531	12,674,672	11,988,071

Cash paid for goods and services	(12,831,488)	(13,302,398)	(11,214,278)	(12,106,800)
Cash paid to and on behalf of employees	(372,424)	(448,138)	(313,994)	(317,015)
Tax paid	(329,836)	(202,003)	(313,198)	(173,275)
Other cash paid relating to operating activities	(69,613)	(71,342)	(54,583)	(55,550)

Sub-total of cash outflows	(13,603,361)	(14,023,881)	(11,896,053)	(12,652,640)
Net cash flows from operating activities	785,219	(776,350)	778,619	(664,569)
Cash flows from investing activities
Cash received from disposal of investments	4,188	183,557	4,188	144,400
Cash received from investment income	2,142	—	1,824	80,001
Cash received from disposal of fixed assets, intangible assets and other long-term fixed assets	32,292	21,113	1,446	971
Other cash received relating to investing activities	7,266	17,707	3,496	12,853

Sub-total of cash inflows	45,888	222,377	10,954	238,225
Cash paid for acquisition of fixed assets, intangible assets and other long-term fixed assets	(266,422)	(322,099)	(221,163)	(298,962)

Sub-total of cash outflows	(266,422)	(322,099)	(221,163)	(298,962)
Net cash flows from investing activities	(220,534)	(99,722)	(210,209)	(60,737)
Cash flows from financing activities
Proceeds from borrowings	3,284,649	3,901,115	3,150,446	3,779,674
Proceeds from issuance of corporate bonds (excluding issue expenses)	—	973,800	—	973,800

Sub-total of cash inflows	3,284,649	4,874,915	3,150,446	4,753,474
Repayment of borrowings	(3,651,251)	(4,297,494)	(3,597,437)	(4,248,289)

Cash paid for interest	(53,092)	(79,836)	(44,906)	(77,149)

Sub-total of cash outflows	(3,704,343)	(4,377,330)	(3,642,343)	(4,325,438)
Net cash flows from financing activities	(419,694)	497,585	(491,897)	428,036

	The Group		The Company
Item	The reporting period	Corresponding period of the previous year	The reporting period	Corresponding period of the previous year
Effect of foreign exchange rate changes	(849)	(475)	(14)	(3)
Net increase/(decrease) in cash and cash equivalents	144,142	(378,962)	76,499	(297,273)
Add: Balance at cash and cash equivalents as at the beginning of the period	894,650	1,347,237	551,693	821,564

Balance of cash and cash equivalents as at the end of the period	1,038,792	968,275	628,192	524,291

Supplementary Information
1. Reconciliation of net profit/(losses) to cash flow from operating activities
Net profit/(losses)	1,065,214	(152,140)	1,072,810	(152,140)
Minority interests	13,276	15,968	—	—
Provision for bad debts	(49)	3,703	—	—
Fixed asset depreciation	415,886	466,849	350,666	380,837
Amortization of intangible assets	5,122	3,363	3,286	3,363
Amortization of long-term deferred expenses	19,794	—	18,552	—
Loss/(income) on disposal of fixed assets	5,075	(378)	3,623	(576)
Financial expenses	62,969	65,319	53,527	54,987
Income from investments	(225,662)	(105,371)	(230,565)	(139,565)
(Increase)/decrease in deferred tax liabilities	(339)	378	(339)	378
Increase in inventories	(711,412)	(412,456)	(747,395)	(466,758)
Increase in operating receivables	(525,113)	(418,094)	(492,349)	(314,668)
Increase/(decrease) in operating payables	660,458	(243,491)	746,803	(30,427)

Net cash flows from operating activities	785,219	(776,350)	778,619	(664,569)

2. Net changes in cash and cash equivalents
Cash and cash equivalents at the end of the period	1,038,792	968,275	628,192	524,291
Less: cash and cash equivalents at the beginning of the period	894,650	1,347,237	551,693	821,564

Net increase/(decrease) in cash and cash equivalents	144,142	(378,962)	76,499	(297,273)

By order of the Board

Rong Guangdao

Chairman

Shanghai, the PRC, 26 April 2007

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Shi Wei, Li Honggen and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.